FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the months of June and July 2023

Commission File No. 000-16353

37 CAPITAL INC.

(Translation of registrant's name into English)

Suite 303, 570 Granville Street, Vancouver, BC, Canada V6C 3P1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

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SUBMITTED HEREWITH

Exhibit 99.1	New Release dated June 1, 2023 (acquisition of shares)
Exhibit 99.2	News Release dated June 1, 2023 (private placement)
Exhibit 99.3	News Release dated June 5, 2023 (flow through private placement)
Exhibit 99.4	News Release dated June 5, 2023 (acceleration clause)
Exhibit 99.5	News Release dated July 24, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

37 Capital Inc.

“Jake H. Kalpakian”

Jake H. Kalpakian
President

August 3, 2023.

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